REPORT PURSUANT TO

SECTION 176 OF THE SECURITIES ACT (ALBERTA)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
AND PURSUANT TO NATIONAL INSTRUMENT 62-103

1.	The name and address of the offeror:

Firebird Global Master Fund, Ltd. (“FGMF”) c/o Citco Fund Services (Cayman Islands) Limited Corporate Centre West Bay Road P.O. Box 31106 SMB
Grand Cayman
Cayman Islands, British West Indies

2.

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

1,111,112 warrants to acquire the same number of common shares in the share capital of Devonshire Resources Ltd. (formerly: Ripple Lake Diamonds Inc.) (“Devonshire”) held by FGMF expired on June 15, 2007 without being exercised. Immediately after this expiry, FGMF’s securityholding percentage in Devonshire decreased by 7.58% since the last Alternative Monthly Report filed on July 6, 2005.

3.

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

The aggregate number of securities of Devonshire held by FGMF is 222,223 common shares in the share capital of Devonshire (after giving effect to a ten for one consolidation of Devonshire’s common shares).

The common shares held by FGMF represent approximately 6.08% of the outstanding common shares of Devonshire immediately after the expiry and as of the date hereof.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:

(a) the offeror, either alone or together with any joint actors, has ownership and control:

See item 3 above.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

N/A

(c) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A

5.	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

N/A

6.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

FGMF may, from time to time, acquire additional securities of Devonshire, may continue to hold its present position or may dispose of its shares.

7.

The general nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding disposition or voting of any of the securities:

N/A

8.	The names of any joint actors in connection with the disclosure required by Appendix E of National Instrument 62-103:

N/A

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

N/A

10.	If applicable, a description of any change in any material fact set out in a previous report by the offeror under the early warning requirements:

Since the last report dated July 6, 2005, 1,111,112 warrants to acquire the same number of common shares in the share capital of Devonshire have expired without being exercised.

DATED this 26th day of November, 2007.

FIREBIRD GLOBAL MASTER FUND, LTD.

Per:	(signed) James Passin
Name: James Passin
Title: Director